Mail Stop 4561

July 5, 2006

By U.S. Mail and facsimile to (612) 303-8199.

Sandra G. Sponem
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

>   **Re: Piper Jaffray Companies**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **File No. 001-31720**

Dear Ms. Sponem:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings beginning with your Form 10-Q for the period ending June 30, 2005. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Audited Consolidated Financial Statements

Consolidated Statements of Financial Condition, page 35

1. Please revise in future filings to separately present goodwill on the face of your financial statements. Refer to paragraph 43 of SFAS 142.

Consolidated Statements of Operations, page 36

2. We note that you do not separately present your costs and expenses applicable to services on your Statements of Operations. We also note that you report revenues inclusive of interest income, net revenues inclusive of interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:

    - Whether you track costs related to each of your separately presented revenue line items;

    - Your basis for reporting revenues inclusive of interest income, and net revenues inclusive of interest expense; and,

    - Your basis for not separately presenting operating and non-operating income and expenses.

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 42

3. Please tell us and revise your future filings to disclose the following related to your unpatented technology:

    - Describe the transaction(s) in which these assets arose and disclose your policy for determining when the R&D cycle is complete and whether the technology has alternative future use.

    - Describe for investors management's rational for acquiring the in-process R&D, disclosing its nature, how it will contribute to your future revenue streams, the specific components that compromise this asset, and your approximate timeline for the completion of the development of your products;

    - Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly;

    - Your basis determining that a 3 year life for this asset was appropriate; and,

- Discuss when you anticipate that the unpatented technology will contribute to your revenue streams.

Note 4. Derivatives, page 44

4. We note that you record the market value of derivatives held by you on your balance sheet and record any unrealized gain or loss related to these instruments in your income statement. Please clarify if you use hedge accounting for these derivative instruments, and if so, please revise future filings to clearly disclose the following information:

- Disclose the methods used to both prospectively and retrospectively assess hedge effectiveness;

- Identify each type of asset or liability for which you employ hedging strategies;

- Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

- Disclose the hedging classification for each derivative instrument; and

- Clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please include your proposed disclosures in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant